Davis Malm & D'Agostine, P.C. One Boston Place, 37th Floor Boston, MA 02108 (617) 367-2500

June 28, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:
Clean Harbors, Inc.
Exchange Act File No. 0-16379
Registration Statement on Form S-4

Ladies and Gentlemen:

        On behalf of Clean Harbors, Inc. (the "Company"), there is herewith transmitted electronically for filing a registration statement on Form S-4 (the "Exchange Offer Registration Statement") relating to a proposed exchange offer (the "Exchange Offer") under which the Company will offer to exchange up to $150.0 million of 11 1/4% Senior Secured Notes due 2012 (the "Exchange Notes") for the $150.0 million principal amount of 11 1/4% Senior Secured Notes due 2012 which are now outstanding (the "Old Notes"). The Company is an accelerated filer under the Securities Exchange Act of 1934 whose shares of common stock are traded on The Nasdaq National Market under the symbol "CLHB".

        The Company issued the Old Notes in a private placement which was completed on June 30, 2004. In connection with the issuance of the Old Notes, the Company entered into a Registration Rights Agreement dated as of June 30, 2004 (the "Registration Rights Agreement") with Credit Suisse First Boston and Goldman Sachs & Co. as the Initial Purchasers of the Old Notes. Under the Registration Rights Agreement, the Company agreed to file the Exchange Offer Registration Statement with the Commission by not later than June 30, 2005 and to make the Exchange Offer to the holders of the Old Notes as soon as the Exchange Offer Registration Statement is declared effective. The terms of the Exchange Notes are substantially identical in an all material respects to the Old Notes except that the Exchange Notes will not contain transfer restrictions and will not provide for additional interest in the event that the Company should fail to satisfy its obligations under the Registration Rights Agreement on a timely basis.

        The Registration Rights Agreement provided for a one-year period between the issuance of the Old Notes on June 30, 2004 and the required filing date of the Exchange Offer Registration Statement by June 30, 2005 in order to allow the Company more time to complete audited financial statements reflecting the combined operations of the Company and the Chemical Services Division of Safety-Kleen Corp. (the "CSD") and to obtain additional no-action letter relief, to the extent required, from the Commission's Office of Chief Accountant. As previously described in the requests for no-action relief which the Company has filed with the Commission's Office of Chief Accountant (including, most recently, the letter dated May 6, 2005 from Carl Paschetag, the Company's Treasurer, to Leslie Overton, Associate Chief Accountant), the Company acquired substantially all of the assets of the CSD effective September 7, 2002, but Safety-Kleen Corp. was unable to provide the Company with audited statements of operations and cash flows for the CSD for any periods prior to September 7, 2002. The Registration Statement contains audited financial statements (which are the same as filed in the Company's Annual Report on Form 10-K for the year ended December 31, 2004) which reflect 28 months of combined operations between September 7, 2002 and December 31, 2004. By letter dated May 16, 2005 from Ms. Overton to Mr. Paschetag, the Office of Chief Accountant has granted additional no-action relief so that the Company may now file and process to effectiveness the Exchange Act Registration Statement including the audited financial statements covering those 28 months of combined operations.

        In order to facilitate the Company's planning of the Exchange Offer, the Company requests that the Commission's staff advise by a telephone call (to 617-367-2500) to either the undersigned or Michael Malm of this firm whether or not the Commission's staff will review and provide comments with respect to this filing. Thank you for your assistance.

Very truly yours,
By:	/s/ JOHN D. CHAMBLISS John D. Chambliss
cc:
Carl d. Paschetag, Vice President and Treasurer